Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES FIRST MONTHLY DISTRIBUTION

January 17, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.175 per stapled unit. The distribution will be paid by Granite on February 15, 2013 to stapled unitholders of record at the close of trading on January 31, 2013. The stapled units will begin trading on an ex-dividend basis at the opening of trading on January 29, 2013.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The REIT owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about Granite, please see our website at www.granitereit.com.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

granitereit.com